March 9, 2006

Via US Mail and Facsimile

Mr. Charles L. Atwood
Chief Financial Officer
Harrah's Entertainment, Inc.
One Harrah's Court
Las Vegas, Nevada 89119

Re: Harrah's Entertainment, Inc.
Form 10-K for the year ended December 31, 2004
Commission File Number: 001-10410

Dear Mr. Atwood:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief